UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-32729

POTLATCHDELTIC CORPORATION

(Rayonier Operating Company LLC, as successor by merger to PotlatchDeltic Corporation)

(Exact name of registrant as specified in its charter)

601 West First Avenue, Suite 1600

Spokane, Washington 99201

(Address of principal executive offices) (Zip code)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Rayonier Operating Company LLC, as successor by merger to PotlatchDeltic Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 12, 2026	Rayonier Operating Company LLC (successor by merger to PotlatchDeltic Corporation)

	By:	/s/ Mark R. Bridwell
Mark R. Bridwell
Authorized Person

*

Pursuant to an Agreement and Plan of Merger, dated as of October 13, 2025 (the “Merger Agreement”), by and among PotlatchDeltic Corporation, a Delaware corporation (the “Company”), Rayonier Inc., a North Carolina corporation (“Rayonier”), and Redwood Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Rayonier (“Merger Sub”), on January 30, 2026, on the terms and subject to the conditions of the Merger Agreement, the Company merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation and a direct, wholly-owned subsidiary of Rayonier.